Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

August 9, 2007

Ladies and Gentlemen:

We have read the statements that Aquasol Envirotech Ltd., has included in it report on Form 6-K, dated August 9, 2007, regarding the change of auditors. We agree with the statements made regarding our firm. We have no basis to agree or disagree with other statements included in the 6-K report.

Moen and Company LLP

Moen & Company LLP